Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
416.947.1212

Agnico Eagle Provides Notice of Release of First Quarter 2024 Results, Conference Call and Annual Meeting

Toronto (March 25, 2024) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it will release its first quarter 2024 results on Thursday, April 25, 2024, after normal trading hours. Additionally, the Company will host its Annual and Special Meeting of Shareholders (the "AGM") the following day, Friday, April 26, 2024, in a hybrid format (in Toronto and virtually).

First Quarter 2024 Results Conference Call and Webcast

Agnico Eagle's senior management will host a conference call on Friday, April 26, 2024 at 8:30 AM (E.D.T.) to discuss the Company's financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company's website at www.agnicoeagle.com.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/3Rvps04 to receive an instant automated call back. You can also dial direct to be entered to the call by an Operator (see "Via Telephone" details below).

Via Phone:

For those preferring to listen by phone, please dial 416.764.8659 or toll-free 1.888.664.6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 416.764.8677 or toll-free 1.888.390.0541, access code 505445#. The conference call replay will expire on May 26, 2024.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

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Annual Meeting

The AGM will begin on Friday, April 26, 2024 at 11:00 AM (E.D.T). During the AGM, management will provide an overview of the Company's activities.

Hybrid Format

The AGM will be held in person at the Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at: https://meetnow.global/MFJPVMP.

The Company is conducting a hybrid meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. The Company is providing the virtual format in order to provide shareholders with an equal opportunity to attend and participate at the AGM.

For details explaining how to attend, communicate and vote virtually at the AGM please see the Company's Management Information Circular dated March 22, 2024, filed under the Company's profile on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders who have questions about voting their shares or attending the AGM may contact Investor Relations by phone at 416.947.1212, by toll-free phone at 1.888.822.6714 or by email at investor.relations@agnicoeagle.com or may contact the Company's strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by phone at 1.877.452.7184 (toll free in North America), at 1.416.304.0211 (for collect calls outside of North America) or by e-mail at assistance@laurelhill.com.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

investor.relations@agnicoeagle.com

Phone: 416.947.1212

Fax: 416.367.4681

About Agnico Eagle

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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